UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CKX, INC.

(Name of Subject Company)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

12562M106

(CUSIP Number of Class of Securities)

COLONEL OFFEROR SUB, LLC

COLONEL UK HOLDINGS LIMITED

COLONEL HOLDINGS, INC.

(Name of Filing Persons)

John J. Suydam

Apollo Management VII, L.P.

9 West 57th Street

New York, New York 10019

(212) 515-3450

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

James Schwab

Neil Goldman

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

(212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
[Not Applicable]	[Not applicable]

*	This filing relates solely to preliminary communications made before the commencement of a tender offer, so no fee is payable.

☐

Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INDEX TO EXHIBITS

Exhibit Number	Description
99.1	Press Release, issued by CKx, Inc. on May 10, 2011